Exhibit (a)(5)(J)
Hisamitsu Pharmaceutical Co., Inc.

Media Contacts:	Shinichiro Takao	Christopher M. Hayden
	Executive Officer,	Senior Managing Director
	Corporate Strategic Planning Division	Georgeson Inc.
Hisamitsu Pharmaceutical Co., Inc.
	Phone: +81-3-5293-1713	Phone: 212-440-9850
	E-mail: Shinichiro_Takao@hisamitsu.co.jp	Email: chayden@georgeson.com
HISAMITSU PHARMACEUTICAL ANNOUNCES EXPIRATION OF HSR WAITING PERIOD
FOR ITS PROPOSED ACQUISITION OF NOVEN PHARMACEUTICALS
     Tosu, Saga Japan (August 13, 2009) — Hisamitsu Pharmaceutical Co., Inc. (TSE: 4530), Hisamitsu U.S., Inc. and Northstar Merger Sub, Inc., today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), at 11:59 p.m., New York City time, on August 12, 2009, with respect to the previously announced proposed acquisition of Noven Pharmaceuticals, Inc. (NASDAQ: NOVN).
     Hisamitsu, through its wholly owned subsidiary, Northstar Merger Sub, Inc., commenced a cash tender offer to purchase all outstanding shares of Noven’s common stock, together with the associated Series A junior participating preferred stock, on July 23, 2009 at an offer price of $16.50 per share of common stock. The tender offer is being conducted on the terms and subject to the conditions described in the Offer to Purchase, dated July 23, 2009, and the related Letter of Transmittal, which have been filed as part of a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). The tender offer will expire at midnight, New York City time, on August 19, 2009, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC.
     The termination of the waiting period under the HSR Act satisfies one of the conditions to the tender offer. It has also been confirmed that there is no pre-filing requirement under the Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended). The closing of the tender offer is also conditioned on the tender of at least a majority of the outstanding shares of Noven’s common stock and the satisfaction of other customary conditions.
     The Depositary for the tender offer is American Stock Transfer and Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. The Information Agent for the tender offer is Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038.
About Hisamitsu
     Hisamitsu Pharmaceutical Co., Inc. is a leading pharmaceutical company that develops and markets prescription and over-the-counter (“OTC”) pharmaceutical products using transdermal delivery systems technology. Its leading product in prescription pharmaceuticals is its Mohrus® series (ketoprofen patch for pain), and its leading brand in the OTC business is Salonpas®. The company was founded in 1847 and is located in Saga, Japan. Additional information is available through its corporate website, http://www.hisamitsu.co.jp.
Additional Information
     This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Noven. Hisamitsu has filed a tender offer statement with the SEC, and mailed an offer to purchase, forms of letter of transmittal and related documents to Noven shareholders. Noven has filed with the SEC, and mailed to Noven shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Noven are urged to read them carefully.
     These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free 888-897-6012.